UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

1

Fourth Quarter 2022 Preliminary Financial and Strategic highlights1

●	Strong growth in UK Revenue to approximately £315 million in Q4 and £1,245m in FY 2022

○	UK Retail revenue up strongly year on year as consumers continue to embrace our proposition

○	UK Wholesale revenue down year on year as we sell more inventory through our retail channel

●	UK Retail units sold of around ~17,750 in Q4 and ~65,000 in FY 2022

○	Strong sales despite challenging economic backdrop demonstrates strength of offering

○	Now sold well over 100,000 cars entirely online in the UK in just 3 years since launch

●	Continued optimisation of business and operations

○	Strong UK Retail GPU of ~£600 in Q4 with continuous improvement every quarter during 2022

○	Over 50% of retail units sold in the period sourced directly from consumers

●	Withdrawal from EU markets on track and in line with budget

○	Disposed of our Italian and Spanish businesses, resulting in exits ahead of budget

○	French and German operations largely wound down with exception of subscription operations

●	Cash, cash equivalents and self-funded vehicles of over £325m at the end of 2022

○	Balance sheet remains strong with £250m+ of cash and cash equivalents on hand at end FY 2022

○	Self-funded vehicles of £75m+

Revised 2023 Plan

Over the past 12 months we have demonstrated our ability to buy and sell cars at significant scale and consolidated our resources on the UK market. Our positive momentum has continued into 2023, and so far in January we have seen solid unit sales and record finance and ancillary attachment rates. However, in the current economic environment we believe the right course of action for 2023 is to focus on further improving our unit economics, reducing our fixed cost base and maximising our cash runway.

Our revised FY 2023 plan, approved by the Board of Directors, aims to rapidly improve the unit economics of the business. We will be making our operational and logistics networks more efficient through the closure of certain of our vehicle preparation centre and customer centre facilities and making further headcount reductions. This plan is in the process of being finalised.

Changes to Management and Board of Directors

Effective from the start of April, the roles of Executive Chairman and Chief Executive Officer will be split with Alex Chesterman continuing in the role of full time Executive Chairman and Paul Whitehead, currently Chief Operating Officer, taking on the role of Chief Executive Officer. The splitting of these roles, which is customary, will allow Alex to focus on the strategic direction of the Company and Paul to focus on the day-to-day operations of the business and unit economics improvements.

Paul has been with Cazoo as its Chief Operating Officer since January 2019. Prior to joining Cazoo, Paul was Chief Strategy Officer at ZPG Plc where he was responsible for strategic direction, M&A and partnerships as well as investments and management of its international businesses. Prior to that, he was Commercial Director at uSwitch and has over 20 years of experience in managing and growing consumer technology businesses. Paul holds a Bachelor’s Degree (Hons) in Business Studies from the University of Sheffield.

Effective from close of business on January 31, 2023, David Hobbs will step down from the Board of Directors. Mary Reilly will join the Board as a Class I director effective February 1, 2023, to serve for the remainder of the full term of a Class I director. Effective February 1, 2023, Mary will be appointed as a member of the Nominating and Corporate Governance Committee and the Audit Committee and will be appointed as Chair of the Audit Committee following completion of the 2022 audit. Mary is currently a Board member and Audit Chair of companies including MITIE Plc, Essentra Plc and Mar Holdco Sarl. She is also a non-executive director at Gemfields plc. Previously Mary was a non-executive Director and Audit Chair at several companies including Travelzoo Inc, Ferrexpo Plc, Cape Plc and a main Board Director of the Department of Transport.

Share Consolidation Plan

The Board has approved plans to undertake a share consolidation exercise in order to reduce the number of shares outstanding and bring the Company’s share price back into compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. The Company will be providing more information to shareholders in the near future.

[1]	As a result of the decision made during Q3 2022 to withdraw from its EU operations the Company will report its European segment as discontinued operations in the FY 2022 results.
2

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) reaching and maintaining profitability in the future; (4) global inflation and cost increases for labor, fuel, materials and services; (5) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (6) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (7) availability of credit for vehicle and other financing and the affordability of interest rates; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) achieving our long-term growth goals; (13) acquiring and integrating other companies; (14) acquiring and protecting intellectual property; (15) attracting, training and retaining key personnel; (16) complying with laws and regulations applicable to Cazoo’s business; (17) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cautionary Statement

The financial results for three months and full year ended December 31, 2022, presented in this communication are preliminary and unaudited. Our actual results may differ from these preliminary and unaudited results due to the completion of our financial closing procedures, final adjustments, external auditor review of the financial data and other developments that may arise between the date of this communication and the time that financial results for the three months and full year ended December 31, 2022, are finalized. Our actual results for the three months and full year ended December 31, 2022, may differ materially from the preliminary and unaudited results disclosed herein (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for any future period. Accordingly, you should not place undue reliance upon this information. Preliminary financial results are subject to risks and uncertainties, many of which are not within our control. The preliminary and unaudited results included herein have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: January 18, 2023	By:	/s/ Alex Chesterman
		Name:	Alex Chesterman
		Title:	Chief Executive Officer

4